

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 20, 2017

Via E-mail
Mr. Hongming Dong
Chief Financial Officer
Delta Technology Holdings Limited
16 Kaifa Avenue
Danyang, Jiangsu, China 212300

> **Re: Delta Technology Holdings Limited**
> **Form 20-F for the Year Ended June 30, 2016**
> **Filed November 15, 2016**
> **Response dated April 11, 2017**
> **File No. 1-35755**

Dear Mr. Dong:

We have reviewed your response letter dated April 11, 2017 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended June 30, 2016

Item 15. Controls and Procedures, page 126

1.   We note your response to comment 2 of our letter dated March 14, 2017. Prior to your engagement of Albeck Financial Services, Inc., it appears that the people involved in your financial reporting had limited U.S. GAAP training and experience. In this regard, please tell us how you determined that your internal control over financial reporting was effective as of June 30, 2016. Please also tell us when Albeck Financial Services, Inc. was retained and began providing services.

Financial Statements

Note 5 - Trade and Other Receivables, page F-26

2.   We note your responses to comments 3 and 4 of our letter dated March 14, 2017. We note that you generally provide for an allowance of 50% of unpaid debt for debts older than one year and 100% for debts older than two years. Please help us better understand how you determined that your allowance for doubtful accounts was adequate as of June 30, 2016 by providing us with a further breakdown of your aging analysis to show the amounts outstanding from six months to one year, from one year to two years, and greater than two years. Given that you disclose on page 15 that you usually offer your customers credit terms of only up to 120 days, please help us better understand why you would not start providing for an allowance prior to a receivable aging for more than one year. Please also quantify the percentage of receivables that were over one year old on December 31, 2015 that has been ultimately collected in cash.

3.   Please disclose the nature of the amounts included in other receivables.

4.   Please address your consideration of classifying any portion of your receivables that are not expected to be collected within one year as non-current.

5.   You identify five customers which comprise a significant concentration of your total receivables balance as of June 30, 2016. For each of these customers, please address the following as of June 30, 2016:

- Tell us how much is reflected in trade receivables and other receivables separately;
- Tell us the nature of the amounts included in other receivables;
- Provide us with the specific aging for these customers, which should include the receivable amounts outstanding for less than three months, from three to six months, from six months to one year, from one year to two years, and greater than two years;
- Tell us the amount of allowance for doubtful accounts recorded;
- Tell us the specific reasons why the customer failed to pay their accounts when due and specifically describe any issues with the customer's liquidity and/or any problems the customer has had either with the functionality or with their ability to sell the products received; and
- Tell us how much has been collected subsequent to June 30, 2016 and your basis for determining that the remaining amounts are collectible including whether you have any specific signed repayment schedules as you discuss in your response to comment 3.

6.   Given that trade and other receivables represent approximately 66% of your total assets at June 30, 2016, please disclose days sales outstanding or other metrics you use to manage

these assets as well as discuss the underlying reasons for fluctuations in these metrics. Please refer to Item 303(a) of Regulation S-K and Section IV.B of SEC Release 33-8350 for further guidance.

7.   Your response indicates that the collectability of receivables has little impact on your cash flows and operations. It is not clear how you made this determination given that you have not generated cash from operations in recent periods and it would appear that the collectability of receivables would be one of the factors causing this. Please expand your disclosures to discuss the impact of the collectability of receivables on your liquidity.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or, in his absence, Craig Slivka, Special Counsel, at (202) 551-3729 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, Al Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ John Cash, *for*

Terence O'Brien
Accounting Branch Chief

Office of Manufacturing and
Construction